1325 G Street NW, Suite 500 Washington, DC 20005-3136

Keith E. Gottfried

Direct Dial: 202.627.0256

E-mail: Keith.Gottfried@gottfriedadvisory.com

July 18, 2022

VIA EDGAR AS CORRESP

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Christina Chalk, Esq.

Re:	CATALYST BIOSCIENCES, INC.

PRRN14A filed July 14, 2022

Filed by JDS1, LLC et al.

SEC File No. 0-51173

Ladies and Gentlemen:

On behalf of JD1, LLC, a Delaware limited liability company (“JDS1”), we are responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter dated July 18, 2022 (the “Comment Letter”), relating to the revised filing of the Preliminary Proxy Statement referenced above (the “Preliminary Proxy Statement”). JDS1 is also filing Amendment No. 3 to its Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) with this response letter using EDGAR tag PRRN14A.

Set forth below are JDS1’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Gottfried Legal Advisory PLLC by JDS1. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. Defined terms used but not defined herein have the meanings ascribed thereto in the Revised Preliminary Proxy Statement. On behalf of JDS1, we advise you as follows:

PRRN14A filed July 14, 2022

We Believe That, to Unock [sic] Stockholder Value, the Company Should Distribute Most of Its Available Cash to Stockholders, page 23.

1.	We note your assertions here and throughout the proxy statement that "stockholders are currently suffering a discount of approximately 36%," based on the fact that the Company had cash and cash equivalents of $87 million at March 31, 2022, and its stock is trading at $1.77 rather than $2.76 per share. However, this figure does not take into account expenses incurred since that date, or reserves for future liabilities that may reduce the amount of cash available for distribution. (On page 23, you acknowledge the Company may need to reserve for administrative and other expenses.) The Company issued a press release on June 29, 2022 stating it intends to distribute $65 million in cash to shareholders. Revise generally to explain why you believe the Company has $87 million rather than $65 million available for distribution and to express that assertion as an opinion, or advise. Make corresponding changes to the discount to trading figures as well.

United States Securities and Exchange Commission

July 18, 2022

Response: JDS1 has included in the Revised Preliminary Proxy Statement revised disclosure that it believes responds to the Staff’s comment.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Gottfried Legal Advisory PLLC, which is serving as counsel to JDS1, by telephone at (202) 627-0256 or by email at keith.gottfried@gottfriedadvisory.com.

Sincerely,
/s/ Keith E. Gottfried
Keith E. Gottfried

cc:	Julian D. Singer

(Managing Member – JDS1, LLC)